UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 21, 2011
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Attached as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated January 25, 2011, reporting the Corporation's results of operations for the quarter and full year ended December 31, 2010.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 2.05 Costs Associated with Exit or Disposal Activities

On January 21, 2011, the Corporation adopted a pulp and tissue restructuring plan in order to exit its remaining integrated pulp manufacturing operations and improve the underlying profitability and return on invested capital of its consumer tissue and K-C Professional businesses. The restructuring is expected to be completed by the end of 2012 and will involve the streamlining, sale or closure of 5 to 6 of the Corporation's manufacturing facilities around the world. In conjunction with these actions, the Corporation will be exiting certain non-strategic products, primarily non-branded offerings, and transferring some production to lower-cost facilities in order to improve overall profitability and returns. Facilities that will be impacted by the restructuring include the Corporation's pulp and tissue facility in Everett, Washington and the two facilities in Australia that manufacture pulp and tissue.

The restructuring will commence in the first quarter of 2011 and is expected to be completed by December 31, 2012. The restructuring is expected to result in cumulative charges of approximately $400 to $600 million before tax ($280 to $420 million after tax) over that period. The Corporation anticipates that the charges will fall into the following categories and approximate dollar ranges: workforce reduction costs ($50 to $100 million); incremental depreciation ($300 to $400 million); and other associated costs ($50 to $100 million). Cash costs related to the streamlining of operations, sale or closure, relocation of equipment, severance and other expenses are expected to account for approximately 25 percent to 50 percent of the charges. Noncash charges will consist primarily of incremental depreciation.

As a result of the restructuring, the Corporation expects that by 2013 annual net sales will be reduced by $250 to $300 million and operating profit will increase by at least $75 million. Most of the restructuring will impact the consumer tissue business segment.

Item 8.01. Other Events.

On January 25, 2011, the Corporation announced that it intends to repurchase $1.5 billion of outstanding shares of its common stock in 2011 through open market purchases, subject to market conditions.

In connection with these share repurchases, the Corporation's Board of Directors also authorized a new share repurchase program, pursuant to which the Corporation is authorized to repurchase 50 million shares of the Corporation's common stock in the open market. This authorization is incremental to the approximate 19.2 million shares that were available to be repurchased as of December 31, 2010 pursuant to the current share repurchase program authorized in July 2007.

Attached as Exhibit 99.1 is a copy of the press release of the Corporation, dated January 25, 2011, providing additional information regarding the Corporation's share repurchase programs.

This Current Report on Form 8-K does not constitute an offer of any securities for sale.

Forward Looking Statements.

This Current Report on Form 8-K, including the exhibits filed or furnished with this Form 8-K, may contain forward-looking statements that are based upon management's expectations and beliefs concerning future events impacting the Corporation. Certain matters contained herein concerning the business outlook, including anticipated costs, scope, timing and effects of the pulp and tissue restructuring plan, raw material and energy costs, market demand and economic conditions, anticipated currency rates and exchange risk, anticipated impact of acquisitions, cost savings, changes in finished product selling prices, cash flow and uses of cash, capital spending, marketing, research and innovation spending, anticipated financial and operating results, contingencies and anticipated transactions of the Corporation constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these future events will occur as anticipated or that the Corporation's results will be as estimated. For a description of certain factors that could cause the Corporation's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009 entitled "Risk Factors."

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No. 99.1   Press release issued by Kimberly-Clark Corporation on January 25, 2011.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: January 25, 2011   By: <u>/s/ Mark A. Buthman</u>
                                                 Mark A. Buthman
                                                 Senior Vice President and
                                                 Chief Financial Officer

<u>EXHIBIT INDEX</u>

Exhibit No. 99.1   Press release issued by Kimberly-Clark Corporation on January 25, 2011.

Kay Jackson
972-281-1486
kay.jackson@kcc.com

KIMBERLY-CLARK ANNOUNCES YEAR-END 2010 RESULTS, 2011 OUTLOOK AND ACTIONS TO ENHANCE SHAREHOLDER VALUE

DALLAS, January 25, 2011—Kimberly-Clark Corporation (NYSE: KMB) today reported year-end 2010 earnings in line with its previous expectations and provided guidance for growth in 2011 adjusted earnings per share consistent with its long-term Global Business Plan target. The company also announced a series of actions to further enhance shareholder value, including the 39th consecutive annual increase in the company's dividend, a pulp and tissue restructuring, and a plan to repurchase a significant amount of company stock in 2011, partially funded by incremental debt financing.

Executive Summary

- Fourth quarter 2010 net sales of $5.1 billion increased 2 percent. Organic sales, which exclude the impacts of changes in foreign currency rates and the I-Flow acquisition, rose 3 percent. Diluted net income per share for the quarter was $1.20 compared with $1.17 in the year-ago period. Performance benefited from organic sales growth, cost savings, a decline in the effective tax rate and a lower share count, while results were negatively impacted by significant input cost inflation.

- Diluted net income per share for full-year 2010 was $4.45. Adjusted earnings per share of $4.68, which excludes a first quarter charge for the balance sheet remeasurement in Venezuela described later in this news release, were in line with the company's previous guidance of $4.60 to $4.70.

- Adjusted earnings per share in 2011 are expected to be $4.90 to $5.05, up 5 to 8 percent compared to 2010. Adjusted earnings per share in 2011 exclude costs associated with the pulp and tissue restructuring.

- The company's Board of Directors has approved a 6 percent increase in the quarterly dividend, taking the dividend to 70 cents per share, up from 66 cents per share in 2010. The dividend will be payable on April 4, 2011, to stockholders of record on March 4, 2011.

- The company has initiated a two-year pulp and tissue restructuring that is expected to cost $280 to $420 million after tax. As a result of the restructuring, by 2013 annual net sales are expected to decrease by approximately $250 to $300 million and operating profit is expected to increase by at least $75 million annually.

- Share repurchases are expected to total $1.5 billion in 2011, subject to market conditions, including $700 million that will be funded by incremental debt financing. In conjunction with this plan, the company's Board of Directors has approved a new 50 million share repurchase authorization, augmenting the current 50 million share authorization from July 2007 that is expected to be completed in 2011.

Chairman and Chief Executive Officer Thomas J. Falk said, "We achieved our earnings per share commitment for the fourth quarter of 2010 despite a continued challenging environment. Reflecting on the full year, we invested in our brands and growth opportunities, reduced costs and allocated capital in shareholder-friendly ways. Moreover, our overall market positions are strong, which bodes well for our future prospects. Looking ahead to 2011, we expect that adjusted earnings per share will grow in line with our Global Business Plan target while we continue to leverage our strong brands, bring innovations to market and pursue targeted growth initiatives. At the same time, we will continue to manage our company with financial discipline, with a strong focus on cost savings and cash generation."

Falk added, "We are also taking additional, aggressive steps to improve shareholder value. We will be increasing our dividend for the 39th consecutive year, helping us maintain our top-tier payout. In addition, we are initiating a pulp and tissue restructuring in order to exit our remaining integrated pulp manufacturing operations and improve the underlying profitability and returns of our consumer tissue and K-C Professional businesses. This is further evidence of the financial discipline embedded in our Global Business Plan. Finally, we will be repurchasing $1.5 billion of KMB stock in 2011, as we leverage our strong cash flow and balance sheet and take advantage of the current low interest rate environment. All told, even though we expect the environment to remain difficult, I'm encouraged by our prospects in 2011 while we take further actions to strengthen our company and improve returns to shareholders."

Fourth Quarter 2010 Operating Results

Total company sales of $5.1 billion increased 2 percent compared with the fourth quarter of 2009. Organic sales rose 3 percent, driven by higher net selling prices of 2 percent and improved product mix of 1 percent, while overall sales volumes were even with year-ago levels. Volumes benefited from product innovations and targeted growth initiatives, while overall performance was negatively impacted by declines in Venezuela that reduced overall company volumes by 1 percent and the difficult economic environment in developed markets. Changes in foreign currency exchange rates reduced sales by 1 percent.

Operating profit was $699 million in the fourth quarter of 2010, down 3 percent from $717 million in 2009. Comparisons benefited from organic sales growth and $90 million in cost savings from the company's FORCE (Focused On Reducing Costs Everywhere) program. In addition, pension expense fell $20 million, as expected, with a majority of the decrease reflected in cost of sales. Meanwhile, inflation in key cost inputs amounted to $220 million overall versus 2009, including $130 million in higher fiber costs, $75 million for raw materials other than fiber, primarily polymer resin and other oil-based materials, $10 million in distribution costs and $5 million for energy. In addition, lower production volumes as a result of production curtailment to manage inventory levels adversely affected fourth quarter operating profit comparisons by $20 million. Other (income) and expense, net was $8 million of income in the fourth quarter of 2010, driven by foreign currency transaction gains. Prior year other (income) and expense, net was $25 million of income, which included favorable settlement of value-added tax matters.

The company's effective tax rate for the fourth quarter of 2010 was 26.7 percent compared to 28.0 percent in the year-ago period. The full-year 2010 adjusted effective tax rate, which excludes the effects of the balance sheet remeasurement in Venezuela, was 29.8 percent, in line with the company's target for a rate between 29.0 and 31.0 percent.

Kimberly-Clark's share of net income of equity companies in the fourth quarter of 2010 was $51 million compared to $48 million in the fourth quarter of 2009. The increase was driven by higher earnings at Kimberly-Clark de Mexico, S.A.B. de C.V. (KCM). Although KCM continues to experience input cost inflation, overall earnings rose in the quarter and included benefits from double-digit sales growth and a lower effective tax rate.

Cash Flow and Balance Sheet

Cash provided by operations in the fourth quarter of 2010 totaled $948 million compared to $1,001 million in the prior year. The decrease was driven by a smaller level of improvement in primary working capital (accounts receivable + inventories – accounts payable) compared to the prior year, mostly offset by lower pension plan contributions. Fourth quarter contributions to the company's defined benefit pension plans totaled $15 million in 2010 versus $127 million in 2009. Full-year contributions totaled $245 million in 2010, consistent with company expectations.

Capital spending for the quarter was $353 million compared with $285 million in 2009. Full-year spending for 2010 totaled $964 million, in line with the company's previous expectation for spending between $900 million and $1 billion. During the fourth quarter, the company repurchased approximately 1.6 million shares of its common stock at a cost of $100 million. Full-year repurchases of 12.8 million shares totaled $800 million, equaling the company's target. Total debt and redeemable securities was $6.5 billion at December 31, 2010, even with the prior year.

Fourth Quarter 2010 Business Segment Results

<u>Personal Care Segment</u>

Fourth quarter sales of $2.2 billion increased 2 percent. Sales volumes rose 2 percent and net selling prices advanced 1 percent, while changes in currency rates reduced sales by 1 percent. Fourth quarter operating profit of $421 million decreased 3 percent. Despite benefits from organic sales growth and cost savings, segment operating profit declined, primarily due to input cost inflation and changes in currency rates.

Sales in North America increased 3 percent. Sales volumes were up 2 percent and net selling prices increased 1 percent. Feminine care volumes grew at a double-digit rate for the fourth consecutive quarter as a result of the U by Kotex line extension. Adult care volumes also increased double-digits, with benefits from innovation on the Poise and Depend brands and supporting marketing campaigns. Baby wipes volumes rose at a double-digit rate, including increased shipments to support customer promotion activity. Child care and infant care volumes fell low- to mid-single digits, partly reflecting continued soft category demand.

Sales in Europe decreased 4 percent, including a negative currency effect of 6 percent. Net selling prices advanced 2 percent, while overall sales volumes were even with the year-ago period, as growth in baby wipes and child care was offset by declines in infant care. Sales increased 4 percent in K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa (K-C International). Sales volumes were up 4 percent, spurred by double-digit growth in Australia, China, Turkey, South Africa and most of Latin America, while volumes fell significantly in Venezuela in a continued difficult foreign currency exchange environment. Changes in product mix benefited sales by 1 percent. Overall net selling prices were even with the year-ago period, as increases in Venezuela were offset by modest declines elsewhere, primarily in the Middle East, Eastern Europe and Africa. Changes in currency rates reduced sales by 2 percent.

<u>Consumer Tissue Segment</u>

Fourth quarter sales of $1.7 billion increased 4 percent. Net selling prices increased 5 percent and product mix improved 2 percent, while sales volumes fell 1 percent and changes in currency rates reduced sales 1 percent. Fourth quarter operating profit of $172 million increased 15 percent. The improvement was driven by sales growth, cost savings and lower marketing, research and general expenses, partially offset by input cost inflation.

Sales in North America increased 3 percent. Net selling prices were up 3 percent, including benefits from sheet count reductions and the timing of promotion activity, and changes in product mix improved sales 2 percent. Sales volumes declined 2 percent. Bathroom tissue volumes fell mid-single digits, primarily due to the timing of promotion activity, while paper towel volumes fell at a double-digit rate and continue to be impacted by consumer trade-down. On the other hand, Kleenex facial tissue volumes rose mid-single digits and market shares improved behind innovation and marketing activities. The Kleenex Hand Towel innovation also benefited results in the quarter.

Sales in Europe declined 1 percent, including unfavorable currency effects of 5 percent. Net selling prices improved 5 percent in response to input cost inflation, and changes in product mix benefited sales by about 2 percent, while sales volumes were down 2 percent. Sales increased 8 percent in K-C International. Net selling prices increased 7 percent, driven by improvements in Latin America, and changes in product mix benefited sales by 1 percent. Sales volumes rose 1 percent, as gains in Asia were mostly offset by declines in Latin America, primarily in Venezuela. Changes in currency rates reduced sales by 1 percent.

K-C Professional (KCP) & Other Segment

Fourth quarter sales of $0.8 billion decreased 2 percent. Sales volumes fell 2 percent, reflecting the challenging economic environment in North America, and changes in currency rates reduced sales 1 percent, while net selling prices increased 1 percent.   Fourth quarter operating profit of $112 million decreased 6 percent. Despite benefits from cost savings and lower marketing, research and general expenses, segment operating profit declined, primarily due to input cost inflation.

Sales in North America decreased 3 percent. Sales volumes were down 5 percent, while net selling prices rose 2 percent. Washroom product volumes declined at a double-digit rate as high unemployment and office vacancy levels continued to impact demand, while high-margin safety and wiper product volumes grew at low- to mid-single digit rates.

Sales in Europe fell 4 percent, including a negative currency effect of 6 percent and a 1 percent decline in product mix, while volumes advanced 4 percent. Sales increased 4 percent in K-C International. Sales volumes were up 2 percent, with continued gains in Asia. In addition, changes in net selling prices and product mix each benefited sales by 1 percent.

Health Care Segment

Fourth quarter sales of $0.4 billion decreased 1 percent. The acquisition of I-Flow Corporation benefited sales by 5 percent, while organic sales volumes declined 5 percent and net selling prices fell 2 percent. Fourth quarter operating profit of $26 million decreased 54 percent. The decline was driven by significantly higher marketing, research and general expenses, mostly for ongoing I-Flow litigation-related expenses.

The organic volume comparison was adversely affected by approximately 5 points due to increased demand in 2009 for face masks as a result of the H1N1 flu virus. In addition, overall North American supply volumes in 2010 were impacted by a modest slowdown in market demand. Meanwhile, organic sales volumes for medical devices rose at a high-single digit rate.

Full-Year Results

For the year of 2010, sales of $19.7 billion increased 3 percent. Organic sales rose 2 percent, including higher net selling prices of 1 percent and benefits from higher sales volumes and improved product mix. The combined impact of the I-Flow Corporation and Jackson Safety acquisitions completed in 2009 added an additional point of sales growth. Full year operating profit of $2,773 million was down 2 percent compared to $2,825 million in 2009. Adjusted operating profit in 2010 of $2,871 million increased 2 percent versus operating profit in the year-ago period. Diluted net income per share in 2010 was $4.45 and adjusted earnings per share were $4.68 compared with diluted net income per share of $4.52 in 2009. Adjusted operating profit and adjusted earnings per share in 2010 exclude the first quarter charge for the balance sheet remeasurement in Venezuela.

Adjusted operating profit comparisons benefited from organic sales growth, FORCE cost savings of $370 million, severance and related costs of $128 million in 2009 to streamline the organization and benefits of $80 million in 2010 from the streamlining initiative. In addition, pension expense decreased $120 million. These positive factors were partially offset by inflation in key cost inputs of about $790 million and increased marketing, research and general expenses, which included higher strategic marketing spending of about $100 million and increases related to I-Flow and to support future growth in K-C International.

Pulp and Tissue Restructuring

The company has initiated a pulp and tissue restructuring in order to exit its remaining integrated pulp manufacturing operations and improve the underlying profitability and return on invested capital of its consumer tissue and K-C Professional businesses. The restructuring is expected to be completed by the end of 2012 and will involve the streamlining, sale or closure of 5 to 6 manufacturing facilities around the world. In conjunction with these actions, the company will be exiting certain non-strategic products, primarily non-branded offerings, and transferring some production to lower-cost facilities in order to improve overall profitability and returns.

The total cost of the restructuring is expected to be $280 to $420 million after tax ($400 to $600 million pre-tax). Cash costs are projected to be 25 to 50 percent of the total charges. As a result of the restructuring, the company expects that by 2013 annual net sales will decrease by $250 to $300 million and operating profit will increase by at least $75 million. Most of the restructuring will impact the consumer tissue business segment.

At this point in time, the company expects that $195 to $265 million of the after tax charges ($280 to $380 million pre-tax) will occur in 2011, while benefits from the restructuring in 2011 are expected to be immaterial. In 2011 and 2012 the company will report adjusted results, which will exclude the costs of the restructuring. The company will report on the progress of the restructuring on a quarterly basis or when material developments occur.

2011 Outlook

The company's key planning and guidance assumptions for 2011 are as follows:

- Net sales increase of approximately 3 to 4 percent.
    - Organic sales are expected to grow 2 to 3 percent. Volumes are anticipated to grow 1 to 2 percent, and the combination of higher net selling prices and improved product mix should contribute an additional point of growth. The volume estimate includes a combined 1 point negative impact from continued declines in Venezuela and the impact of the pulp and tissue restructuring, and assumes continued relatively soft market demand overall in developed markets.
    - Currency rates are expected to increase sales by approximately 1 percent.
- Adjusted operating profit growth of 3 to 5 percent, while adjusted gross profit is expected to grow at a faster rate.
    - Savings from the company's FORCE program totaling $200 to $250 million.
    - Inflation in key cost inputs of $200 to $250 million. This reflects estimated average market pricing for benchmark northern softwood pulp of $925 to $940 per metric ton and average oil prices of $90 to $95 per barrel for the year.   Nearly all of the expected inflation is due to higher costs for oil-based materials, energy, secondary fiber and distribution expenses. Virgin pulp costs are anticipated to be down slightly.
    - Strategic marketing spending is planned to increase faster than sales, supporting product innovation and targeted growth initiatives.
- Interest expense is expected to increase significantly in 2011, primarily due to the anticipated $700 million incremental debt financing.
- The adjusted effective tax rate for the year is expected to be in a range of 30 to 32 percent compared to the 2010 rate of 29.8 percent. The year-over-year increase at the midpoint is equivalent to an approximate 1 ½ point reduction in adjusted earnings per share growth.
- The company's share of net income of equity companies is expected to be similar to, or up slightly, compared to 2010's level.

- Capital spending should total $950 to $1,050 million, in line with the company's long-term target of 4 ½ to 5 ½ percent of net sales.

- Cash contributions to the company's defined benefit pension plans are expected to be $400 to $500 million.

- Average primary working capital cash conversion cycle is anticipated to improve by 3 days.

- Adjusted earnings per share in a range of $4.90 to $5.05, up 5 to 8 percent compared to adjusted earnings of $4.68 per share in 2010.

Non-GAAP Financial Measures

This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures.

- Adjusted earnings and earnings per share
- Adjusted gross and operating profit
- Adjusted effective tax rate

These non-GAAP financial measures exclude the following items:

- *Adoption of highly inflationary accounting for our Venezuelan operations.* The company recorded a one-time after tax loss in first quarter 2010 for the remeasurement of the local currency balance sheet in Venezuela as a result of the adoption of highly inflationary accounting in that country effective January 1, 2010. Management does not consider this loss to be part of our earnings from ongoing operations for the purposes of evaluating the performance of its business units and their managers and excludes this loss when making decisions to allocate resources among its business units. This item was excluded from the calculation of the company's earnings and earnings per share, operating profit and effective tax rate, calculated in accordance with GAAP, for the twelve months ended December 31, 2010.

- *Pulp and tissue restructuring.* In January 2011, the company initiated a pulp and tissue restructuring to exit its remaining integrated pulp manufacturing operations and improve the underlying profitability and return on invested capital of its consumer tissue and K-C Professional businesses. The restructuring is expected to be completed by December 31, 2012. Management also excludes these charges when evaluating the operating performance of the company. This item was excluded from the calculation of the company's estimated earnings per share and estimated effective tax rate, calculated in accordance with GAAP, for 2011.

In accordance with the SEC's requirements, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted gross and operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Management also believes that the use of adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations.

Additionally, the Management Development and Compensation Committee of the company's Board of Directors has used the non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital and adjusted operating profit return on sales determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measure. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference Call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CST) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 139-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including anticipated costs, scope, timing and effects of the pulp and tissue restructuring, raw material and energy costs, market demand and economic conditions, anticipated currency rates and exchange risk, anticipated impact of acquisitions, cost savings, changes in finished product selling prices, cash flow and uses of cash, capital spending, marketing, research and innovation spending, anticipated financial and operating results, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2009 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

	Three Months Ended December 31		
	2010	2009	Change
Net Sales	$ 5,075	$ 4,982	+ 1.9%
Cost of products sold	3,430	3,316	+ 3.4%
Gross Profit	1,645	1,666	- 1.3%
Marketing, research and general expenses	954	974	- 2.1%
Other (income) and expense, net	(8)	(25)	-68.0%
Operating Profit	699	717	- 2.5%
Interest income	4	5	-20.0%
Interest expense	(63)	(64)	- 1.6%
Income Before Income Taxes and Equity Interests	640	658	- 2.7%
Provision for income taxes	(171)	(184)	- 7.1%
Income Before Equity Interests	469	474	- 1.1%
Share of net income of equity companies	51	48	+ 6.3%
Net Income	520	522	- 0.4%
Net income attributable to noncontrolling interests	(28)	(30)	- 6.7%
Net Income Attributable to Kimberly-Clark Corporation	$ 492	$ 492	-
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation	$ 1.20	$ 1.17	+ 2.6%

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars)

Note:

1. Organization optimization charges are included in the Consolidated Income Statement as follows:

	Three Months Ended December 31 2009	
Cost of products sold	$	3
Marketing, research and general expenses		3
Provision for income taxes		(2)
Net Charges	$	4

Unaudited

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

		Twelve Months Ended December 31		
		2010	2009	Change
Net Sales	$	19,746	$ 19,115	+ 3.3%
Cost of products sold		13,196	12,695	+ 3.9%
Gross Profit		6,550	6,420	+ 2.0%
Marketing, research and general expenses		3,673	3,498	+ 5.0%
Other (income) and expense, net		104	97	+ 7.2%
Operating Profit		2,773	2,825	- 1.8%
Interest income		20	26	- 23.1%
Interest expense		(243)	(275)	- 11.6%
Income Before Income Taxes and Equity Interests		2,550	2,576	- 1.0%
Provision for income taxes		(788)	(746)	+ 5.6%
Income Before Equity Interests		1,762	1,830	- 3.7%
Share of net income of equity companies		181	164	+10.4%
Net Income		1,943	1,994	- 2.6%
Net income attributable to noncontrolling interests		(100)	(110)	- 9.1%
Net Income Attributable to Kimberly-Clark Corporation	$	1,843	$ 1,884	- 2.2%
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation	$	4.45	$ 4.52	- 1.5%

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

Notes:

1. Effective January 1, 2010, the Corporation began accounting for its Venezuelan subsidiary's operations as highly inflationary and the subsidiary's functional currency became the U.S. dollar, as required by U.S. accounting rules. As a result, the Corporation recorded a one-time after tax charge of $96 million in first quarter 2010 to remeasure the subsidiary's bolivar-denominated net monetary asset position into U.S. dollars at a parallel exchange rate of approximately 6 bolivars per U.S. dollar. This charge was recorded in the following Consolidated Income Statement line items for the twelve months ended December 31, 2010:

Cost of products sold	$	19
Other (income) and expense, net		79
Provision for income taxes		(2)
Net charge	$	96

2. Organization optimization charges are included in the Consolidated Income Statement as follows:

	Twelve Months Ended December 31 2009	
Cost of products sold	$	44
Marketing, research and general expenses		84
Provision for income taxes		(37)
Net Charges	$	91

3. Other Information:

	Twelve Months Ended December 31			
	2010		2009	
Cash Dividends Declared Per Share	$	2.64	$	2.40

	December 31	
Common Shares (Millions)	2010	2009
Outstanding, as of	406.9	416.9
Average Diluted for:		
Three Months Ended	410.8	419.2
Twelve Months Ended	414.4	416.8

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	December 31 2010	December 31 2009
Cash and cash equivalents	$ 876	$ 798
Accounts receivable, net	2,472	2,566
Inventories	2,373	2,033
Total current assets	6,328	5,864
Total assets	19,864	19,209
Accounts payable	2,206	1,920
Debt payable within one year	741	610
Redeemable preferred securities of subsidiary (current)	506	-
Total current liabilities	5,735	4,923
Long-term debt	4,723	4,792
Redeemable preferred and common securities of subsidiaries	541	1,052
Stockholders' equity	6,202	5,690

	Three Months Ended December 31		Twelve Months Ended December 31	
Preliminary Cash Flow Data:	2010	2009	2010	2009
Depreciation and amortization	$ 206	$ 220	$ 813	$ 783
Cash provided by operations	948	1,001	2,744	3,481
Capital spending	353	285	964	848
Cash used for investing	269	540	781	1,288
Cash dividends paid	270	249	1,066	986
Cash used for financing	353	419	1,859	1,788

Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net and income and expense not associated with the business segments.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard, Kimcare and Jackson brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical drapes and gowns, infection control products, face masks, exam gloves, respiratory products, pain management products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard, ON-Q and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED DECEMBER 31
(Millions of dollars)

	Three Months Ended December 31			Twelve Months Ended December 31		
	2010	2009	Change	2010	2009	Change
NET SALES:						
Personal Care	$ 2,169	$ 2,134	+ 1.6%	$ 8,670	$ 8,365	+ 3.6%
Consumer Tissue	1,719	1,655	+ 3.9%	6,497	6,409	+ 1.4%
K-C Professional & Other	798	815	- 2.1%	3,110	3,007	+ 3.4%
Health Care	382	387	- 1.3%	1,460	1,371	+ 6.5%
Corporate & Other	13	15	N.M.	49	53	N.M.
Intersegment Sales	(6)	(24)	N.M.	(40)	(90)	N.M.
Consolidated	$ 5,075	$ 4,982	+ 1.9%	$ 19,746	$ 19,115	+ 3.3%
OPERATING PROFIT[a]:						
Personal Care	$ 421	$ 436	- 3.4%	$ 1,764	$ 1,739	+ 1.4%
Consumer Tissue	172	149	+15.4%	660	736	- 10.3%
K-C Professional & Other	112	119	- 5.9%	468	464	+ 0.9%
Health Care	26	56	- 53.6%	174	244	- 28.7%
Corporate & Other[b]	(40)	(68)	- 41.2%	(189)	(261)	- 27.6%
Other income and (expense), net[b][c]	8	25	- 68.0%	(104)	(97)	+ 7.2%
Consolidated	$ 699	$ 717	- 2.5%	$ 2,773	$ 2,825	- 1.8%

[a] Organization optimization charges in 2009 are included by business segment as follows:

	Three Months Ended December 31 2009	Twelve Months Ended December 31 2009
Personal Care	$ 3	$ 47
Consumer Tissue	3	50
K-C Professional & Other	-	16
Health Care	-	6
Corporate & Other	-	9
Total	$ 6	$ 128

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED DECEMBER 31

[b] For the twelve months ended December 31, 2010, Corporate & Other includes a one-time $19 million charge and Other income and (expense), net includes a one-time $79 million charge related to the adoption of highly inflationary accounting in Venezuela.

[c] Other income and (expense), net, includes the following amounts of currency transaction losses.

	Three Months Ended December 31		Twelve Months Ended December 31	
	2010	2009	2010	2009
Other income and (expense), net	$ 6	$ (1)	$ (20)	$ (110)

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended December 31, 2010						
	Total	Organic Volume	Acquisition Volume[1]	Total Volume	Net Price	Mix/ Other[2]	Currency
Consolidated	1.9	-	-	-	2	1	(1)
Personal Care	1.6	2	-	2	1	-	(1)
Consumer Tissue	3.9	(1)	-	(1)	5	1	(1)
K-C Professional & Other	(2.1)	(2)	-	(2)	1	-	(1)
Health Care	(1.3)	(5)	5	-	(2)	1	-

	Twelve Months Ended December 31, 2010						
	Total	Organic Volume	Acquisition Volume[3]	Total Volume	Net Price	Mix/ Other[2]	Currency
Consolidated	3.3	-	1	1	1	1	-
Personal Care	3.6	3	-	3	-	1	-
Consumer Tissue	1.4	(2)	-	(2)	2	1	-
K-C Professional & Other	3.4	(1)	2	1	2	-	-
Health Care	6.5	(2)	9	7	(2)	-	1

[1] Volume related to the acquisition of I-Flow Corporation.
[2] Mix/Other includes rounding.
[3] Volume related to the acquisition of Jackson Safety and I-Flow Corporation.

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables below and on the following page present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Twelve Months Ended December 31, 2010	
	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 1,939	$ 4.68
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(96)	(0.23)
Net Income Attributable to Kimberly-Clark Corporation	$ 1,843	$ 4.45

OPERATING PROFIT SUMMARY:

	Twelve Months Ended December 31 2010
Adjusted Operating Profit	$ 2,871
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(98)
Operating Profit	$ 2,773

EFFECTIVE INCOME TAX RATE RECONCILIATION:

	Twelve Months Ended December 31, 2010		
	As Reported	Adjustments	Excluding Adjustments
Income Before Income Taxes and Equity Interests	$ 2,550	$ (98)	$ 2,648
Provision for income taxes	788	(2)	790
Effective Income Tax Rate	30.9%		29.8%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31

OUTLOOK FOR 2011

Estimated Full-Year 2011 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.90	- $	5.05
Adjustments for charges related to the pulp and tissue restructuring plan	(.67)	-	(.49)
Earnings Per Share – Diluted	$ 4.23	- $	4.56

Estimated Full-Year Effective Tax Rate:

Adjusted Effective Tax Rate	30%	-	32%
Adjustments for charges related to the pulp and tissue restructuring plan	-		-
Effective Tax Rate	30%	-	32%

Investor Relations contact: Paul Alexander, 972-281-1440, palexand@kcc.com

Media Relations contact: Kay Jackson, 972-281-1486, kay.jackson@kcc.com

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